UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 25, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒             Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐             No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐             No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐            No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-held Company

CNPJ/MF n. 60.643.228/0001-21

NIRE: 35.300.022.807

CALL NOTICE

FOR

ORDINARY AND EXTRAORDINARY GENERAL MEETING

The Shareholders of FIBRIA CELULOSE S.A. (the “Company”) are hereby invited, as provided in Article 124 of Law No. 6,404 of December 15, 1976 (the “Brazilian Corporation Law”), on first notice, to attend the Ordinary and Extraordinary General Shareholders’ Meeting to be jointly held in the Company’s headquarters building, at Alameda Santos, n° 1.357/6th floor, Eucalyptus Room, in the city of São Paulo, State of São Paulo, at 2:00PM, on April 25, 2014, to deliberate on the following agenda:

1. In the Ordinary General Meeting:

(a) Take the accounts of the management, examine, discuss and vote on the Financial Statements relating to the fiscal year ended on December 31, 2013, accompanied by the Report of the Independent Auditors, Report of the Fiscal Council and the Annual Report of the Statutory Audit Committee;

(b) Resolve on the allocation of the results for the fiscal year ended on December 31, 2013;

(c) Resolve on the proposed capital budget for the fiscal year of 2014;

(d) Elect the members of the Fiscal Council of the Company;

(e) Set the aggregate annual compensation for the managers and the compensation for the members of the Fiscal Council, the later in accordance with the limitation set forth in Article 162, paragraph 3 of the Brazilian Corporation Law.

2. In the Extraordinary General Meeting:

(f) Change the structure of the Board of Directors due to the resignation of 3 members, out of which 1 is a sitting member and 2 are alternate members, in order to elect 1 sitting member of the Board of Directors and 2 alternate members, as replacement of the resigning Directors, to fulfill the remainder of the term of office, i.e., until the Ordinary General Shareholders’ Meeting that resolves on the financial statements relating to the fiscal year ending on December 31, 2014, as well as to reallocate alternate directors;

General Information:

1.  The holders of the Company’s common nominal shares are invited to participate, in person or represented by an attorney-in-fact or legal representative, in the General Shareholders’ Meeting presently summoned, provided that the aforementioned shares are registered in their names with the depository financial institution responsible for keeping record of the Company’s registered shares, and/or custody agent, pursuant to the provision set forth in Article 126 of the Brazilian Corporation Law. The shareholders shall present themselves before the starting time of the Shareholders’ Meeting, as indicated in this Call Notice, bearing the following documents:

• Individual Shareholders: personal ID document with photograph (Identity Card RG, foreigner registration card RNE, CNH drivers’ license or cards for duly accredited professional associations); and proof of ownership for shares issued by the Company, duly updated, issued by the depository financial institution and/or the custody agent as of April 22, 2014;

• Corporate Shareholders / Legal Entities: certified copy of the latest consolidated articles of incorporation or bylaws and of the corporate documents which grant representations powers (minutes of the election of the officers and/or power-of-attorney); personal ID document with photograph of the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, issued by the depository financial institution and/or the custody agent as of April 22, 2014;

• Investment Funds: certified copy of the latest consolidated regulations for the fund and of the articles of incorporation or by-laws of its administrator, in addition to the corporate documentation that grants powers of representation (minutes of the election of the officers and/or power-of-attorney); personal ID document with photograph for the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, issued by the depository financial institution and/or the custody agent as of April 22, 2014.

1.1. The Shareholder that will be represented by an attorney-in-fact must file the respective power-of-attorney and representation documents at the Company’s headquarters, in up to 3 (three) business days before the date set for the General Shareholders’ Meeting to occur, in accordance with Article 28, § 4, of the Bylaws. The documents shall be sent to the attention of the Company’s Legal Departament, at Alameda Santos, No. 1.357/7th floor, 01419-908, São Paulo - SP.

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1.2. If the Shareholder has not filed the power-of-attorney or representation instruments within the timeframe set forth in Article 28, § 4º, of the Company’s Bylaws, its representatives or attorneys-in-fact may participate in the General Shareholders’ Meeting, as long as they present, by the date of its occurrence, the original versions of the documents proving their powers.

2. The minimum percentage of voting corporate capital required for the adoption of a multiple voting process for the election of the members of the Board of Directors is of 5% (five percent) of the common shares, pursuant to CVM Ruling No. 165/91, as amended by the CVM Ruling No. 282/98. According to Article 141, paragraph 1 of the Brazilian Corporation Law, the request for the adoption of the multiple vote process shall be made by shareholders of common shares of the Company by no later than 48 (forty eight) hours before the General Shareholders’ Meeting.

3. Copies of the documents to be discussed in the General Shareholders’ Meeting, including the documents required by the CVM Ruling No. 481, issued on December 17, 2009, are available to the shareholders at the Company’s headquarters and on the Company’s webpage (www.fibria.com.br/ri), on the Brazilian Exchange and Securities Commission’s website (www.cvm.gov.br) and on the São Paulo Stock Exchange BM&FBOVESPA’s website (www.bmfbovespa.com.br).

São Paulo, March 25, 2014.

JOSÉ LUCIANO DUARTE PENIDO

Chairman of the Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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